BRIAN A. PEARLMAN ATTORNEY DIRECT DIAL: 954-522-9036 BPEARLMAN@RRA-LAW.COM

October 16, 2009

VIA FEDERAL EXPRESS United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 4631 450 Fifth Street, N.W. Washington, DC 20549 Attn: Errol Sanderson, Financial Analyst

Re:

Divine Skin, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed September 15, 2009

File No. 0-53680

Dear Sir and Madam:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated September 30, 2009. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

COMMENT 1.

We note your response to prior comment 1. Please revise your disclosure to provide more information about the entities that conducted the studies you cite. For instance, disclose whether these companies created the products that were subject of the studies, any affiliation between you and these companies, whether the studies are widely and publicly available, and whether these companies consented to being named in this registration statement.

Reply To: Las Olas City Centre • 401 East Las Olas Boulevard • Suite 1650 • Fort Lauderdale, Florida 33301 Telephone: (954) 522-3456 • Fax: (954) 527-8663

  BOCA RATON • FORT LAUDERDALE • MIAMI • NEW YORK CITY • TALLAHASSEE • WASHINGTON D.C. • WEST PALM BEACH

www.rra-law.com

United  States  Securities and Exchange Commission

October 16, 2009

Response:

The text on pages 2-4 has been further revised to provide more information about the entities that conducted the studies.  Specifically:  (1) none of these entities created the products that were subject of the studies, (2) the Company has no affiliation with any of the entities, (3) the studies, a majority of which can be found on the Internet, are widely and publicly available, and (4) as the studies are publicly available, the Company did not seek the consent of any of the entities that conducted the studies.

Management's Discussion and Analysis, page 16

COMMENT 2.

You state on page 20 that as a result of the various fluctuations discussed above, net income increased to $55,385 for the six months ended June 30, 2009, from $38,353 pro-forma net income for the year-ago period. Please be advised you should not directly compare actual results with pro forma information. In future filings, please compare net income for the relevant periods.

Response:

The Company acknowledges the staff’s comment and for future filings will compare net income for the relevant periods.

Results of Operations, page 18

Financial Position, page 21

COMMENT 3.

You state that the "increased inventory level on hand at June 30, 2009, represents approximately 77% of COGS or a 9 month supply based on the sell through rate achieved for the six months ended June 30, 2009." Please tell us how you have calculated the 77% and why a nine-month supply is appropriate given current sales and your operating environment.

Response:

The Company has modified its disclosure on under “Financial Position – Inventory” to address the comments as follows:

“The inventory level on hand at June 30, 2009 of $539,923, represents approximately 70% of annualized COGS, based on the sell through rate achieved for the six months ended June 30, 2009 or an 8.4 month supply.  Management believes that the sales achieved in the first six months of 2009 is consistent with its projections and will continue or increase through the remainder of fiscal year 2009. Management believes that the 8.4 month supply in inventory is not excessive based on the addition of $217,222 of bulk product, which if unused is easily resold into the raw materials market and the $45,513 increase in finished goods to address anticipated sales increases, as displayed in Note 4 to the unaudited financial statements and because of the stability and extended shelf life of our products discussed in the following paragraph.  Management also understands that these inventory decisions result in an inventory turnover rate of 1.3 times. Management intends to improve this turnover rate in the future and its ultimate goal is to achieve at least a 3 times inventory turnover rate, once it has satisfactorily explored alternative production methodologies and established a

United  States  Securities and Exchange Commission

October 16, 2009

profitable and sustainable production cost structure. Management has no projections as to when its inventory turnover rate goal may be achieved.”

COMMENT 4.

You state on page 22 that management has concluded that no impairment reserves on inventory are required at June 30, 2009, due apparently to the long shelf life of your product. Please note that a long shelf life does not preclude impairment, nor is it the only factor involved in such an impairment analysis. Given that inventory to quarterly cost of goods sold is 301% and 274% for the first and second quarters of 2009, respectively, and sales were down for the second quarter of 2009, please tell us how you have otherwise determined that your inventory asset is recoverable.

Response:

The Company considers various factors that potentially impact inventory impairment, but commented only on the obsolescence factor because, in management’s view, it was the factor most likely to impact future recovery of the inventory asset.  The Company has expanded its disclosure under “Financial Position – Inventory” to address your comments as follows:

“As part of its decision, management has considered the potential impairment costs and storage costs associated with any potentially slow turning inventory. Although many factors impact the potential impairment of inventory, such as changing market trends, competition, pricing, alternative technologies, packaging changes, formulations updates and product expiration, management has determined most of these factors will have little negative impact on the future recovery of the inventory asset.  Some of the factors that management considered were that management has not been requested to nor has initiated any plans to change the formulations or packaging of any of its existing products; that management is not aware of any competitors entering or about to enter the market that would present a pricing or technological advantage compared to its product offering and that management is not aware of any market trends that would have a detrimental impact on its products.  Management was concerned about the shelf life of its products and accordingly consulted its chemist and determined that most of its materials and components had a shelf life of 3-5 years. Even its active ingredients, whose normal shelf life is a relatively short 6 months, is stabilized and extended, when mixed into finished product. Accordingly, management has concluded that no impairment reserves are required at June 30, 2009.”

June 30, 2009 Financial Statements

COMMENT 5.

Please revise your footnotes to include the disclosure required by paragraphs 12-14 of SFAS 165.

Response:

We appreciate your comment and to provide additional clarity of our financial disclosures we will add a footnote stating that there were no subsequent events for the six months ending June 30, 2009 as follows:

United  States  Securities and Exchange Commission

October 16, 2009

“NOTE 11. – SUBSEQUENT EVENTS

In accordance with the guidance offered in SFAS 165 – “Subsequent Events”, the Company has evaluated its activities from June 30, 2009 through August 25, 2009, the date the financial statements were issued, and determined that there were no reportable subsequent events.”

Note 5.  Other Assets, page F-11

COMMENT 6.

We have read your response to comment 4 in our letter dated August 12, 2009. You have told us that the amount reflected on the cash flow statement as "Advances to Related Parties" reflects the change in reported assets between December 31, 2008 and March 31, 2009, and that at March 31, 2009, the asset amounts were eliminated in consolidation and reported as $0. It appears that if the asset balance was eliminated in consolidation at March 31, 2009, then the accompanying cash advance should have also been eliminated at the same time. Please advise.

Response:

The Company apologizes for its inability to adequately explain the change reported in its statement of cash flows regarding “Advances to Related Parties”.  The prior response to the Staff’s comment 4 was merely trying to explain that there was a balance reported as of December 31, 2008 which was eliminated in consolidation as of June 30, 2009.  The statement of cash flows merely reflected this change in the reported balance of “Advances to Related Parties” as funds provided by investing activities, since in effect the asset was recovered or realized through the acquisition.  In order to further clarify the transaction, the Company has revised the disclosure under the Consolidated Statement of Cash Flows and “Note 5 – Other Assets – Advances to Related Parties” as follows:

“Recovery (issuance) of previous advances – In 2008, the Company advanced funds to related companies to assist in their development of new product lines and distribution channels. In the first quarter of 2009, both related parties became our wholly owned subsidiaries and accordingly all such advances were eliminated in consolidation.  Since the Company effectively recovered the advances through acquisition of the subsidiaries, the effect of that recovery of $29,587 was reported in the Consolidated Statement of Cash Flows, as an investing activity.”

Form 10-Q/A for the period ended June 30, 2009

Item 4T. Controls and Procedures, page 26

COMMENT 7.

You state that your principal executive officer and principal accounting officer concluded that the Company's disclosure controls and procedures are "in fact, effective at this reasonable assurance level as of the end of the period covered by this report." In future filings, please remove the words "in fact" from this sentence.

United  States  Securities and Exchange Commission

October 16, 2009

Response:

The Company acknowledges the staff’s comment and in future filings will remove the words “in fact” from future Controls and Procedures disclosure.

COMMENT 8.

You state there were no changes in your internal controls or in other factors during the period covered by this report that have materially affected or are likely to materially affect the Company's internal controls over financial reporting. Please revise future filings to conform to the language required by Item 308(c) of Regulation S-K, that is, that there were no changes in internal control over financial reporting during the period covered by this report that have materially affected or are likely to materially affect the Company's internal control over financial reporting.

Response:

The Company acknowledges the staff’s comment and in future filings will conform to the language required by item 308(c) of Regulation S-K.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman
FOR THE FIRM

BAP/sm